Via Edgar and Fax

March 25, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention: Mr. Larry Spirgel

Re:	Shutterfly, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 7, 2011
File No. 001-33031

Dear Mr. Spirgel:

On behalf of Shutterfly, Inc. (the “Company”), I am responding to the written comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated March 15, 2011.  The Company’s response to the Staff’s Comment Letter is set forth below:

Form 10-K for the Fiscal Year Ended December 31, 2010

1.	Please tell us the terms of the shares subject to repurchase and the holders of those shares.

The shares subject to repurchase are employee options that were exercised prior to their vest date under the provisions of the Company’s 1999 Stock Plan.  The total number of shares subject to repurchase, that were subtracted from total weighted average common shares outstanding to arrive at the denominator for basic net income per share for each of the last three years are summarized in the chart below:

	FY 2008	FY 2009	FY 2010
Weighted average unvested common shares subject to repurchase	1,557	-	-

As of December 31, 2008, the Company had 1,557 in annual weighted average unvested common shares that were subject to repurchase.  This represents employees that exercised unvested options in fiscal years 2007 and 2008.  All shares subject to repurchase became fully vested in fiscal year 2009 and as of December 31, 2009, the Company had no outstanding shares subject to repurchase.  All shares granted subject to the early exercise provision of the 1999 Stock Plan were fully vested as of December 31, 2010.

2800 Bridge Parkway, Redwood City, CA 94065 ● t 650.610.5200  ●  f 650-654-1299 ● www.shutterfly.com

The Company’s current 2006 Stock Plan does not have an early exercise provision and the Company no longer grants options or awards from the 1999 Stock Plan.

The key terms of the right of repurchase under the 1999 Plan are noted below.  Please also note the entire 1999 Stock Plan is filed as exhibit 10.02 to Shutterfly’s Form S-1.

Options issued under the 1999 Stock Plan may be exercised prior to its expiration at the time or times set forth in the Notice of Stock Option Grant.  Shares purchased by exercising an option early, or before they have become vested, may be subject to the Right of Repurchase.

The Right of Repurchase shall be exercisable with respect to any Restricted Shares (Share that is subject to the Right of Repurchase) only during the 60-day period next following the later of:
(i)	the date when the Optionee’s Service terminates for any reason or
(ii)	the date when such Restricted Shares were purchased by the Optionee.

The Right of Repurchase shall lapse with respect to Shares subject to this option in accordance with the vesting schedule set forth in the Notice of Stock Option Grant.  If the Company exercises the Right to Repurchase, it shall pay the Optionee an amount equal to the Exercise Price for each of the Restricted Shares being repurchased.  The Right of Repurchase shall be exercisable only by written notice delivered to the Optionee prior to the expiration of the 60-day period and have a repurchase date of no more than 30 days after the date of the notice.

2.
We note on page 8 that you were party to an Assurance of Discontinuance entered into on September 13, 2010 with the New York Attorney General’s office, which related to your business activities in New York regarding discount programs offered by Webloyalty, Inc., one of your former business partners.  Please disclose the pertinent details of the subject Assurance under “Legal Matters” on page 54, including your assessment on a risk of loss, if any.  If there is a risk of loss, tell us your consideration of loss contingency disclosures or accrual requirements pursuant to ASC 450-20.

In April 2009, the Office of the Attorney General of the State of New York (“OAG”) commenced an investigation of the business practices of membership program sellers, including Webloyalty, Inc.  (“Webloyalty”).   As part of that investigation, the Company and 21 other e-commerce companies were asked by the OAG to provide information related to the Company’s business relationship with Webloyalty.

At the end of its investigation, the OAG concluded that the actions of Webloyalty violated New York General Business Law and sought to recover the money that New York consumers had paid to Webloyalty and which Webloyalty had paid to those companies with which it had done business.

2800 Bridge Parkway, Redwood City, CA 94065 ● t 650.610.5200  ●  f 650-654-1299 ● www.shutterfly.com

During the period from April 2010 through August 2010, Company Management and the OAG discussed settlement of the matter.  In September 2010, the Company paid $952,200 to the OAG for consumer redress, consumer education, costs and fees.  In light of the Company’s cooperation and willingness to address the concerns that were raised by the OAG, the OAG accepted the Company’s Assurance of Discontinuation in lieu of commencing legal action and seeking adjudication by the court.

The Company’s accounting policy with regard to accounting for contingencies states that from time to time, the Company may be involved in various legal proceedings arising in the ordinary course of business.  In all cases, at each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable.  In such cases, the Company accrues for the amount, or if a range, the low end of the range as a component of legal expense.  If a particular risk of loss is material, the Company will disclose additional information about that contingency and the nature of any accrual amount recorded.

Throughout the course of this dispute, Management assessed the probability of potential risk of loss in accordance with its policy.  At March 31, 2010, Management made an initial contingency accrual of $500,000 representing the minimum amount of its assessment of the range of loss, based on the specific facts and circumstances of the settlement discussions with the OAG at that reporting date.  At June 30, 2010, Management recorded an additional accrual of $450,000, bringing the total contingency accrual to $950,000.  This figure represented Management’s updated estimate of the probable loss based on its continued discussions with the OAG.   In September 2010, the Company signed the Assurance of Discontinuance with the OAG and paid the amount due, which was substantially consistent with the accrued amount at June 30, 2010.  As a result of the settlement, this matter was resolved, and no additional contingency considerations were required for the September 30 and December 31, 2010 reporting periods.

Management reviewed the guidance in ASC 450-20-50-1 and determined that at each of the respective reporting dates, the recorded contingency accrual was not material, and therefore, no additional disclosure was required.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 610-5417.

Sincerely,
/s/ Mark J. Rubash
Senior Vice President and Chief Financial Officer
Shutterfly, Inc.

2800 Bridge Parkway, Redwood City, CA 94065 ● t 650.610.5200  ●  f 650-654-1299 ● www.shutterfly.com